UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                        Newport News Ship Building, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    652228107
                                 (CUSIP Number)

                                  March 3, 1998
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [   ]  Rule 13d-1(b)

      [ X ]  Rule 13d-1(c)

      [   ]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(1) Names of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Persons

      Perry Corp.

(2) Check the Appropriate Box if a Member of a Group

      Not applicable

(3) SEC Use Only

(4) Citizenship or Place of Organization

      New York

 Number of Shares       (5)   Sole Voting Power             1,767,800
Beneficially Owned      (6)   Shared Voting Power           NONE
 By Each Reporting      (7)   Sole Dispositive Power        1,767,800
   Person With:         (8)   Shared Dispositive Power      NONE

(9) Aggregate Amount Beneficially Owned by Each Reporting Person.

            1,767,800

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions). [ ]

(11) Percent of Class Represented by Amount in Row (9)   5.1%

(12) Type of Reporting Person (see instructions): CO

(1) Names of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Persons

      Richard C. Perry

(2) Check the Appropriate Box if a Member of a Group

      (a) Not applicable

(3) SEC Use Only

(4) Citizenship or Place of Organization

      United States

 Number of Shares  (5) Sole Voting Power      1,767,800 (all shares beneficially
Beneficially Owned                            owned by Perry Corp.)
 By Each Reporting (6) Shared Voting Power    NONE
   Person With:    (7) Sole Dispositive       1,767,800 (all shares beneficially
                       Power                  owned by Perry Corp.)
                   (8) Shared Dispositive     NONE
                       Power

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person.

            1,767,800

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions). [ ]

(11) Percent of Class Represented by Amount in Row (9)   5.1%

(12) Type of Reporting Person (see instructions): IN

ITEM 1(a).  NAME OF ISSUER:
            Newport News Ship Building, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            4101 Washington Avenue
            Newport News, VA  23607

ITEM 2(a).  NAME OF PERSON FILING:
            This statement is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry. Perry Corp. is a private investment firm and Richard C. Perry is the President and sole stockholder of Perry Corp.

            See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
            599 Lexington Avenue
            New York, NY  10022

ITEM 2(c).  CITIZENSHIP:
            Perry Corp. is a New York corporation, and Richard C. Perry is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            Common Stock

ITEM 2(e).  CUSIP NUMBER:
            652228107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
            Not Applicable

ITEM 4.     OWNERSHIP
            (a)  AMOUNT BENEFICIALLY OWNED:

                 1,767,800 shares

            (b)  PERCENT OF CLASS:

                 5.1%

            (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)   Sole power to vote or to direct the vote:

                       1,767,800 shares

                 (ii)  Shared power to vote or to direct the vote:

                       NONE

                 (iii) Sole power to dispose or to direct the disposition of:

                       1,767,800 shares

                 (iv) Shared power to dispose or to direct the disposition of:

                      NONE

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
              Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
              Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
              Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
              Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP
              Not Applicable

ITEM 10.    CERTIFICATION
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    PERRY CORP.

Dated:  March 12, 1998
        New York, New York          By:  /s/
                                        ----------------------------
                                        Name:  Richard C. Perry
                                        Title: President



Dated:  March 12, 1998
        New York, New York               /s/
                                        ----------------------------
                                        Richard C. Perry

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13G

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13G and any future amendments thereto reporting each of the undersigned's ownership of securities of Newport News Ship Building, Inc. and hereby affirms that such Schedule 13G is being filed on behalf of each of the undersigned. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


                                    PERRY CORP.

Dated:  March 12, 1998
        New York, New York          By:  /s/
                                        ----------------------------
                                        Name:  Richard C. Perry
                                        Title: President



Dated:  March 12, 1998
        New York, New York               /s/
                                        ----------------------------
                                        Richard C. Perry